news release

Zi Corporation Announces Expanded Asian Presence with
New ODM Deals

Three New License Agreements Broaden eZiText® Availability in Booming Chinese Market

CALGARY, AB, October 6, 2004 - Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, has strengthened its position in the booming Chinese wireless handset market with three more licensing agreements for its user-friendly eZiText® predictive text input technology. The three new Asian eZiText licensees, AnyDATA Mobile Communication Technology (Shanghai) Co., Ltd., Unirise Communication Co., Ltd., and Ya Hsin Industrial Co., Ltd., are all fast-growing original design manufacturers (ODMs), the first based in China, the other two in Taiwan. All three are initially planning to launch eZiText-powered phones in China that, according to the China Ministry of Information, is the world's largest and fastest growing wireless market with the number of wireless subscribers in use reaching 315 million through August 2004.

        Under the terms of these new Asian agreements each ODM has licensed Zi's eZiText technology for Simplified and Traditional Chinese, English and a variety of other languages. To date, Zi has over 100 licensing agreements with original design and equipment manufacturers worldwide. The three new licensees are expected to begin deliveries of eZiText product in 2005.

        Noting the recent Chinese Ministry of Information Industry forecast that the number of Chinese mobile phone users would reach 350 million in 2005, Zi Corporation senior vice president of global sales and marketing Glen Morgan said "Asia in general, and China in particular, are of tremendous strategic importance to Zi Corporation. The current growth of wireless handset sales and service uptake in these markets is unprecedented. Lower cost, faster time to market and other efficiencies mean that the ODM channel is rapidly expanding and capturing a bigger slice of the manufacturing business. These new agreements only reinforce our leadership in this very dynamic Chinese market.

        "These new licensees selected Zi because of the easy to use features built into eZiText, the quality of our technology and the local support we provide to our customers. The selection of Zi underscores our belief that manufacturers focused on the Chinese market prefer eZiText for Chinese text input" added Morgan.

About AnyDATA
         AnyDATA Mobile Communication Technology (Shanghai) Co., Ltd. is a Chinese subsidiary of US-headquartered company, AnyDATA Co., Ltd. A Code Division Multiple Access (CDMA) handset producer, AnyDATA Mobile has licensed eZiText with the following language databases: Chinese (both Simplified and Traditional), English, Russian, Spanish and Vietnamese. Initial product roll out with eZiText will be for the Chinese market, with expansion into the other markets following.

About Unirise
         Unirise Communication Co., Ltd. is a Global System for Mobile (GSM) handset ODM. Unirise has licensed eZiText with Chinese (both Simplified and Traditional) and English language databases. It plans products for Chinese market.

About Ya Hsin
         Ya Hsin Industrial Co., Ltd. is another GSM manufacturer. It has licensed eZiText with Chinese (both Simplified and Traditional) and English language databases, and an additional five languages.

About eZiText
         Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and behavior. eZiText is available in and supports over 41 unique language databases.

About Zi Corporation
         Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

        This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:
GBCS PR
Brian Dolby / Helen Lyman Smith (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / helen@gbcspr.com

Allen & Caron Inc
Matt Clawson (investors)
matt@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300